Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File Nos. 333-280210, 333-280210-01, 333-280210-02, 333-280210-03

Relating to Preliminary Prospectus Supplement dated June 30, 2026 to Prospectus dated June 14, 2024

Pricing Term Sheet

Invitation Homes Operating Partnership LP

$500,000,000 4.950% Senior Notes due 2032

June 30, 2026

Issuer:	Invitation Homes Operating Partnership LP

State of Formation:	Delaware

Guarantors:	Invitation Homes Inc. Invitation Homes OP GP LLC IH Merger Sub, LLC

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2/BBB/BBB+ (Stable/Stable/Stable)

Security:	4.950% Senior Notes due 2032 (the “Notes”)

Aggregate Principal Amount:	$500,000,000

Maturity Date:	February 1, 2032

Interest Rate:	4.950% per annum

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2027

Price to Public:	99.291% of the aggregate principal amount

Yield to Maturity:	5.097%

Benchmark Treasury:	4.125% due June 30, 2031

Spread to Benchmark Treasury:	T + 92 basis points

Benchmark Treasury Price / Yield:	99-24+ / 4.177%

Optional Redemption:	Prior to January 1, 2032 (one month prior to the stated maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price in cash (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement, dated June 30, 2026) plus 15 basis points less (b) unpaid interest accrued thereon to, but not including, the redemption date; and

•

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, unpaid interest accrued thereon to, but not including, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed plus unpaid interest accrued thereon to, but not including, the redemption date.

Trade Date:	June 30, 2026

Settlement Date:	July 8, 2026 (T+5); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day preceding the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day preceding their date of delivery should consult their own advisors.

CUSIP/ISIN:	46188B AJ1 / US46188BAJ17

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

Wells Fargo Securities, LLC

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

U.S. Bancorp Investments, Inc.

BofA Securities, Inc.

Capital One Securities, Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Truist Securities, Inc.

Co-Managers:

BMO Capital Markets Corp.

M&T Securities, Inc.

BNP Paribas Securities Corp.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Huntington Securities, Inc.

Scotia Capital (USA) Inc.

Zelman Partners LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

The Issuer and Guarantors have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer and Guarantors have filed with the SEC for more complete information about the Issuer and Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Wells Fargo Securities, LLC, toll-free: 1-800-645-3751; KeyBanc Capital Markets Inc., toll-free: 1-866-277-6479; Mizuho Securities USA LLC, toll-free: 1-866-271-7403; and U.S. Bancorp Investments, Inc., toll-free: 1-877-558-2607

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